SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 28, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Free Translation

BRASIL TELECOM S.A.
ITEM 6.8 OF THE RULES OF DIFFERENTIATED PRACTICES OF CORPORATE GOVERNANCE
RELATED PARTIES CONTRACTS (2)

October 31, 2005 (5)

OBJECT OF THE CONTRACT	CONTRACTOR/CONTRACTED	TERM	AMOUNT (R$ THOUSAND)(1)	CONDITIONS OF RESCISSION	INFLUENCE OF THE CONTRACT(3)
Private Debenture	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jul/27/2006	544,841 (100% CDI)
Remunerated guarantee Consórcio Voa	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jun/27/2007	827 (0.12% p.a.)
Non-remunerated guarantee BNDES Loans – 2000	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Dec/15/2007	1,042,805
Remunerated guarantee BNDES Loans – 2002	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Dec/15/2007	99,549 (0.12% p.a.)
Remunerated guarantee FCO Loan	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jan/01/2008	11,374 (0.12% p.a.)
Non-remunerated guarantee Resolution 63	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jul/31/2011	51,433
Inter-company Loan	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jul/01/2014	56,463 (US$ + 1.75% p.a.)
Remunerated guarantee BNDES Loans – 2004	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Apr/15/2011	1,007,616 (0.42% p.a.)
Public Debenture (3rd Issuance)	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jul/05/2009	531,620 (0.42% p.a.)
Pledge Agreement	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Dec/31/2005	217,142 (0.12% p.a.)
Instr. Part. Cessão de Créditos Tributários	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jan/20/2006	105,227
Authorized Dealer	Brasil Telecom S.A. / Internet Group do Brasil Ltda.	Jun/15/2006	1,230
Sublocação de Imóvel	Brasil Telecom S.A. / Internet Group do Brasil Ltda.	May/31/2006	141
(1) In the cases of Private Debentures and Inter-company loan, the amount refers to the balance (principal + interest) and the debt cost is shown in brackets. In the guarantees contracts, the amount refers to the balance (principal + interest) and, in the case of remunerated guarantee, the remuneration is shown in brackets.

(2) The Company have to inform all contracts (independently of being only one or various contracts, having the same purposes or not) that reach, in a 1-year period, R$200,000 or 1% of the Company’s Shareholders Equity, whichever is higher.

(3) Should be filled up with explanations, whenever is the case, regarding the influence of the contract over the Company’s management or its capacity or conducting the business, as pursuant to item 6.8.1 of the Rules of the Differentiated Practices of Corporate Governance.

(4) Domestic Interbank Rate.
(5) Non-audited data

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2005

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer